Via Facsimile and U.S. Mail
Mail Stop 4720

May 3, 2010

Mr. Cary L. Cheldin
Chairman, President and Chief Executive Officer
UNICO American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364

Re: **UNICO American Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        File No. 000-03978

Dear Mr. Cheldin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business

Reinsurance, page 3

2. On page 3, you disclose that Crusader's primary excess of loss reinsurance
   agreements for 2004-2009 are with Platinum Underwriters Reinsurance Inc. and
   Hannover Ruckversicherungs AG. On page 62, you disclose that in the year
   ended December 31, 2009, reinsurance ceded was $9.3 million of the $40.1
   million of your premiums earned. It appears that you are substantially dependent
   on your excess of loss reinsurance agreements with Platinum Underwriters
   Reinsurance Inc. and Hannover Ruckversicherungs AG. Please file copies of
   these agreements pursuant to Item 601(b) (10) (ii) (B) of Regulation S-K. In
   addition, please revise your disclosure to describe the material terms of these
   agreements, including, but not limited to any payment provisions, obligations,
   rights, term and termination provisions. Alternatively, please provide us with a
   detailed analysis which supports your conclusion that these agreements are not
   required to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3. The statement of cash flows presents a trend of increasing cash used by operating
   activities in 2009, 2008, and 2007. Please disclose the factors that have caused
   this trend. Discuss the effect that you expect increasing cash used by operating
   activities will have on your liquidity in future periods. Ensure that your revised
   disclosure addresses the impact of the deterioration in your combined ratio from
   82.5% in 2007 to 88.2% in 2009 on your liquidity risk.

Significant Accounting Policies

Reinsurance, page 38

4. Your disclosure of the impact of ceded reinsurance on results of operations (i.e.
   $6.5 million in 2009, $6.1 million in 2008 and $7.9 million in 2007) is
   inconsistent with the corresponding disclosure in Note 11. Please revise this
   presentation. Also, describe and quantify the factors underlying changes in the
   impact of ceded reinsurance on your operating results for each period presented.

5. Please describe and quantify the key assumptions used in your estimate of future
   loss and loss adjustment expense payments that will be recovered from your
   reinsurers. Explain and quantify the impact on current period operating results
   that resulted from changes in the key assumptions underlying your prior period
   estimates of these recoveries. Explain and quantify the expected future impact of

reasonably likely changes in the key assumptions underlying your most recent estimate of these recoveries.

Item 15. Exhibits and Financial Statement Schedules, page 69

6. On page 63, you disclose that the Unico American Corporation Money Purchase Plan covers your present executive officers. Please revise to file a copy of this plan pursuant to Item 601(b) (10) (iii) (A) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that this plan is not required to be filed.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant